UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at May 27, 2008

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: June 2, 2008

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd
Houghton Estate, Johannesburg 2198

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6

ROCKWELL ANNOUNCES FISCAL 2008 RESULTS

May 27, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces financial results for the nine months ending February 29, 2008. [1] Dollar amounts are in Canadian currency unless otherwise indicated.

Rockwell is positioned for growth by mining and developing alluvial diamond deposits. The Company has focused on projects with the potential for production of high value gemstone diamonds which are predominantly larger than 2 carats in size. Plus 2-carat stones comprise more than 70% of the Company's production and are of exceptional quality and value. Market forecasters indicate these gemstones are in short supply and will continue to show strong year on year price increases.

During fiscal 2008, the Company operated three alluvial diamond mines, continued its aggressive property assessment and development strategy, and advanced corporate activity to raise its profile, attract new shareholders, and pursue new acquisitions.

[1]During the year, the Company changed its fiscal year end from the end of May to the end of February. As a result the 2008 fiscal period is nine months.

OVERVIEW AND HIGHLIGHTS

•          Rockwell shows consolidated positive cash of $6.7 million from operating activities despite the consolidated accounting loss of $9.4 million.
•          Rockwell recorded Revenues from sales of C$36.0 million from the sale of 17,667.67 carats of diamonds, and Cost of Sales and amortization totalling $29.3 million;
•          The Company achieved an operating profit of $6.9 million;
•          At a consolidated level of losses before non-controlling interest Rockwell showed an improvement of $2.5 million for the nine months ended February 29, 2008 when compared to 2007;
•          Non-controlling interest (49%) increased by $5.5 million resulting in an overall increase in the total comprehensive loss of $9.4 million when compared to $6.4 million in 2007;
•         The average price of diamond sales realized over the year was US$1,984.68 per carat representing a 97% increase on the average price achieved during the previous year (US$1,005.53)
•         Total diamond production was 17,746.40 carats from 2.4 million cubic metres of gravel mined and processed at the Company's three operating mines (Wouterspan, Holpan and Klipdam), and bulk sampling at Makoenskloof, including a 212-carat yellow stone;
•          Rockwell entered into an agreement to acquire two alluvial diamond mines and a number of alluvial diamond projects from the Trans Hex Group on the south bank of the Middle Orange River. The transaction was completed in early April 2008.

The Company entered into a beneficiation agreement with the Steinmetz Diamond Group whereby it will share profits on the added value realized by cutting, polishing and marketing high value Rockwell diamonds.

•          The Company graduated to the Toronto Stock Exchange ("TSX") in February 2008 and secured a secondary listing on the Johannesburg Stock Exchange ("JSE") in November 2007.

At a consolidated level, the Company showed a loss for the nine months ending February 29, 2008 of $9.4 million or $0.05 per share. This loss is a consequence of the following:

•          The non-controlling interest (49%) of $5.9 million which is discussed in the results of operations in detail below;
•          Stock based compensation of $1.8 million;
•          Interest on capital leases, exploration and evaluation of new alluvial diamond projects, as well as corporate costs including a listing on the JSE and graduation to the TSX; and
•          Lower net foreign exchange conversion gains due to a weakening Rand against the Canadian Dollar.

Currently, Rockwell has sufficient tax pools together with the anticipated capital expenditure not to be in a tax paying position for at least the next fiscal year.

RESULTS OF OPERATIONS

During the period, the Company operated three alluvial diamond mines - Holpan, Klipdam and Wouterspan - and the Makoenskloof bulk sampling project in the Northern Cape Province of South Africa.

Rockwell acquired an interest in the diamond properties on January 31 2007. In fiscal 2007 and 2008, the Company received 51% of the net proceeds from production at these properties while the remaining 49% is allocated to outside shareholders defined as non-controlling interest. Subsequent to February 29, 2008, the Company acquired an additional 23% interest in the properties increasing its ownership to 74% and at the same time reducing the non-controlling interest in the operating properties to 26%.

Production and Sales

Rockwell's share of diamond production and sales for fiscal 2008 (the nine month period ending February 29, 2008) is summarized below:

Operation	Volume (cubic meters)	Production (carats)	Sales (carats)	Value of Sales (US$)	Value of Sales (Cdn$)	Inventory (carats)
Holpan	676,026	5,385.82	5,425.29	7,218,906	7,383,320	366.28
Klipdam	584,643	5,018.88	5,061.47	7,264,657	7,430,113	360.01
Wouterspan	890,059	6,398.00	6,237.59	16,067,663	16,433,611	309.92
Makoenskloof	217,382	943.70	943.32	4,513,376	4,616,170	0.38
Total	2,368,110	17,746.40	17,667.67	35,064,602	35,863,214	1,036.59

Rockwell's share of diamond production and sales for fiscal 2007 (the four month period ending May 31) is summarized below:

Operation	Volume (cubic meters)	Production (carats)	Sales (carats)	Value of Sales (US$)	Value of Sales (Cdn$)	Inventory (carats)
Holpan	487,535	2,850.57	2,947.27	2,936,597	3,329,223	405.78
Klipdam	257,900	1,883.85	1,762.04	1,388,938	1,588,261	402.55
Wouterspan	370,888	2,272.86	2,435.99	2,859,328	3,200,163	149.53
Total	1,116,323	7,007.28	7,145.30	7,184,863	8,117,647	957.86

Production Costs

Operating costs for the full reporting period were approximately $4.32 per tonne. These were higher than the projected mining costs due to the Company's aggressive program of expansion and optimization of existing operations, evaluation and development of new projects, and other factors represented by:

•          Makoenskloof bulk sampling added approximately $0.50 per tonne;
•          Lost production due to the shutdown of the Klipdam plant for approximately four weeks in October-November 2007 to modernize and increase the capacity of this plant via the installation of additional trommel screens, a high volume front end scrubber section and upgrade of the rotary-pan plant; and
•          Lower production during the December 2007 to February 2008 period due to the annual shutdown over the Christmas period, and high rainfall in the Northern Cape area and power outages in January.

The average cost of US$4.66 per tonne for the last quarter of 2008 (December 2007 to February 2008) was notably lower than US$5.48 per tonne costs in the comparative last quarter of the financial year ending May 31, 2007.

Costs have shown a further downward trend to about US$3.40 per tonne for the month of April 2008.

Profit and Loss

At an operating mine level the Company achieved an operating profit of $6,885,096.

At a consolidated level the Company showed a loss for the nine months ending February 29, 2008 of $9,403,027 or $0.05 per share compared to a net loss of $6,365,142 or $0.11 per share for the year ended May 31, 2007. The loss in fiscal 2008 is a consequence of the following:

An increased attributable amount to non-controlling interest (49%) of $5,955,779 for this year compared to the $415,159 for the year ended May 31, 2007. Of this amount in fiscal 2008, $4,463,261 is related to an exchange gain as a result of the non-controlling interest being held directly at the South African operating subsidiaries rather than at the consolidated entity level at which the non-controlling parties would have shared in a net foreign exchange gain of only $751,318, thereby potentially reducing Rockwell's loss by $4,095,096 to $5,307,931.

The increase in net losses during the period is also related to stock based compensation expenses recognized on stock options granted to Company management and employees during the nine months ending February 29, 2008, as well as lower foreign exchange gains, interest expense on the Company's capital leases, increased accretion of reclamation obligations, a loss on disposal of assets and future income tax expenses, which was offset by lower exploration expenses, and convertible note accretion expenses incurred in the year ending May 31, 2007.

Exploration expenses (excluding stock-based compensation) decreased to $604,169 for the nine months ended February 29, 2008 compared to $1,371,351 for the year ending May 31, 2007 because the Company had completed activities related to the acquisition of the African properties.

The Company incurred a foreign exchange gain of $751,318 for the nine months ended February 29, 2008 compared to a foreign exchange gain of $3,580,364 for the year ended May 31, 2007 due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the nine months ended February 29, 2008 amounted to $2,697,077, compared to $2,993,453 incurred in the year ended May 31, 2007. The difference is primarily related to lower consulting and salary expenses as the Company had completed its major corporate financing, acquisition, operational management and property investigation activities. Travel and conference expenses amounted to $654,705 for the nine months ended February 29, 2008, compared to $666,194 for the year ended May 31, 2007, largely due to reduced travel as acquisition activities were completed.

Legal, accounting and audit expenses for the nine months ended February 29, 2008 amounted to $790,725 compared to $691,759 incurred for the year ended May 31, 2007. This increase was primarily due to increased legal and accounting services related to the listing on both the Johannesburg Stock Exchange and the TSX. These increases were however partially offset by reduced legal and accounting services as the Company's acquisition activities of Durnpike and HC Van Wyk have been completed.

Stock-based compensation increased to $1,826,317 for the nine months ended February 29, 2008 in comparison to $79,623 for the year ended May 31, 2007 due to an increase in the number of options granted during fiscal 2008.

Interest expenses decreased to $270,976 for the nine months ended February 29, 2008, compared to $2,466,839 for the year ended May 31, 2007, due to the accretion and interest charges relating to the issuance of the convertible promissory notes incurred during the year ended May 31, 2007.

At February 29, 2008, the Company had working capital of $26,094,261 compared to working capital of $26,742,798 at May 31, 2007.

Additional details can be found in the Company's Financial Statements and Management Discussion and Analysis which are filed on www.sedar.com.

Mineral Resources

The Company's Mineral Resources are tabulated below.

Property	Category	Volume (cubic meters)	Grade (carats per 100 cubic meters)
Wouterspan[1]	Indicated	5,265,000	0.71
	Inferred	37,774,000	0.71
Holpan/Klipdam[1]	Inferred	8,858,000	0.84
Saxendrift	Indicated	2,631,539	0.82
	Inferred	7,807,000	0.52
Niewejaarskraal	Indicated	5,967,567	0.91
	Inferred	8,080,000	0.73
Zwemkuil-Mooidraai	Inferred	1,640,000	0.95
Remhoogte-Holsloot	Inferred	11,503,000	1.15
Kwartelspan	Inferred	1,385,000	1.50

1 as at February 29, 2008.

Mineral resources for Holpan/Klipdam are based on an estimate at March 31, 2007 and depleted for mining since that time. Mineral resources for Wouterspan are based on work to October 31, 2007 and depleted for mining since that time. The Holpan Klipdam and Wouterspan estimates were completed by Tania Marshall, PhD., Pr.Sci.Nat., who is an independent qualified person. Depletions from mining were estimated by Glenn Norton, Pr.Sci.Nat, who is Rockwell's Manager, Resources.

Mineral resources for the Saxendrift, Niewejaarskraal, Zwemkuil-Mooidraai, Remhoogte-Holsloot and Kwartelspan properties (MORO - shaded in the table above) are as estimated in March 2007 and described more fully in the Company's March 12 2007 news release.

Drilling programs are underway at Holpan/Klipdam and Wouterspan. When completed, new resource estimates are planned.

PLANS FOR THE 2009 FINANCIAL YEAR

The Company will aggressively pursue its strategy of growth by production and development, acquisition, and beneficiation during fiscal 2009. Its activities will include the following:
•          On-going expansion and optimization of its existing three mining operations;
•          Completion of re-commissioning the diamond recovery and processing plants at the Saxendrift mine located across the river from its Wouterspan operation on the Middle Orange River;
•          Construction and commissioning of a high volume wet rotary-pan plant capable of processing about 380,000 tonnes of diamond bearing gravel per month at Saxendrift;
•          Re-commissioning mine and processing infrastructure at the Niewejaarskraal mine, located on the south-bank of the Middle Orange River, once the necessary permitting is granted;
•          Further evaluation, including drilling and sampling, of existing mineral properties and new projects to increase its diamond resources;
•          Consideration of new acquisitions to add to the Company's existing production profile;
•          Development of further beneficiation opportunities to add value to Company's revenue line; and
•          Investigation of the early adoption of International Financial Reporting Standards (IFRS) for Rockwell as from January 2009.

Rockwell Diamonds Inc. will release the results for the nine months ending February 29, 2008 (Fiscal 2008) after market close on Tuesday, May 27, 2008 and will host a telephone conference call on Wednesday, May 28 at 10:00 AM Eastern Time (7:00 AM Pacific; 16:00 Johannesburg) to discuss these results. The conference call may be accessed by dialing (877) 440-5803, or (719) 325-4879 internationally. A live and archived audio webcast will also be available at www.rockwelldiamonds.com.

The conference call will be archived for later playback until Wednesday, June 4, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 9145049.

For further information on the Company, please visit www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Indicated and Inferred Resources
This news release also uses the terms "indicated resources" and "inferred resources". Rockwell Diamonds Inc advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.